Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes for the six months ended June 30, 2026 and 2025 (and related notes furnished on Form 6-K on October 23, 2026) as well as our audited consolidated financial statements and related notes for the year ended December 31, 2025. Unless otherwise indicated, “we”, “us”, “our”, the “Company” and the “Group” refer to J-Star Holding Co., Ltd. and its subsidiaries. Our annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Overview

Our Predecessor Group was established in 1970 and we have accumulated over 50 years of know-how in the material composite industry. We currently develop and commercialize the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, we are able to apply our expertise and technology on designing and manufacturing a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare and carbon fiber drone/unmanned aerial vehicle (UAV) airframes products.

As our business is technology-driven, our vision is to offer cutting edge technology and engineering expertise in carbon composites to our customers, and many of our products are directly or indirectly supplied to different renowned international sports brand owners. Our carbon composite products deliver substantial weight savings, endurance and stiffness comparing to those constructed from conventional materials, such as steel and aluminum, and in doing so, our products offer remarkable and valuable efficiency and performance benefits to our customers in various applications. While our technology has potential applications over a broad range of industries, we currently have our main focus on the sporting goods industry and we prioritize the electric bicycle market while expanding our commercial footprint into automated carbon fiber airframe structures for lightweight commercial and industrial platforms.

We are based in Taiwan with our headquarters, R&D center and material laboratory located in Taichung, Taiwan. The R&D center in Taichung focuses on resin material application, new product development, production process enhancement, structural design of products, testing on product performance and enhancement on strength and stiffness of products. Sales order settlement and commercial operations are managed through our Hong Kong subsidiary. While we historically utilized third-party commercial suppliers in the People’s Republic of China (“PRC”) under arm’s-length agreements for component procurement, we finalized our complete strategic decoupling from direct manufacturing in PRC in December 2025, writing off all remaining PRC carrying balances to $0. As of 2026, we maintain no self-owned manufacturing operations in PRC. As of the date of this Form 6-K, with respect to manufacturing, we outsourced our manufacturing to a number of factories in the PRC and will gradually expand such outsourced factories to the U.S. and Europe. We are establishing an automated composite manufacturing and assembly facility in Houston, Texas through a planned strategic cooperation.   This Texas facility will deploy advanced process automation, automated carbon fiber interlocking assembly techniques, and non-manual UAV skin-to-skeleton binding technology.

Our business focuses on the research and development to provide a wide range of carbon composite products solutions. We primarily generate revenue through three divisions and revenue streams, namely (i) sales of bicycles parts of sports bicycles and electric bicycles; (ii) sales of rackets for use in tennis, badminton, squash and beach tennis; and (iii) sales of other products, which mainly include structural parts of automobile, other sporting goods and healthcare products. Our bicycle parts and rackets are mainly supplied directly or indirectly to branded customers located in Switzerland, France, Italy, the Netherlands, Germany and Japan and they primarily market and distribute their products worldwide. Other customers which rely on our new products, such as healthcare products, are mainly located in Australia, Canada and Japan.

Advanced carbon composite materials offer a number of advantages relative to traditional materials, including light weight, high strength to weight ratio, high stiffness, and improved resistance to heat, corrosion and fatigue. Nonetheless, different products require different degrees and combinations of such properties according to their functions. For instance, automobile parts, such as hoods and seatbacks, require higher heat resistance, while bicycle frames require greater degree of stiffness. Hence, material application technology plays an important role in refining the production of different types of carbon composite products. Carbon composite materials are formed by combining carbon fibers and resins. The properties of carbon composite materials could vary largely due to different systems of resin and structural arrangement. Differing from our competitors in the industry, instead of using preset formulas of resins with lower degree of flexibility, we have our own R&D center to develop our own resin systems and formulas according to the product requirements. Therefore, we are able to incorporate customized resin systems that can be optimized for specific parameters, such as durability, temperature performance, cure times and viscosity. This not only allows us to present to clients our products with high precision to customers’ specifications from outsourced factories, but also offers us flexibility in developing a greater variety of new products in the future. Apart from our advanced material application technology, our R&D team is also experienced in providing technical recommendations and solutions to and responding to feedback from our customers regarding the structural design of product. Our advanced material application technology and expertise in product design and development complement each other. Thus, we believe that the parallel development of our complex product and process technology has supported our third-party suppliers and resulted in our competitive advantage which makes it difficult for our competitor to replicate.

Our total revenue for the six months ended June 30, 2025 and 2026 amounted to $10.59 million and $6.77 million, respectively. Our sales of racket parts accounted for approximately 53.6% and 89.4% of our total revenues for the six months ended June 30, 2025 and 2026, respectively. Our sales from our bicycles business segment accounted for approximately 26.4% and 7.8%, of our total revenues for the six months ended June 30, 2025 and 2026, respectively. Our services provision segment accounted for approximately 16.8% and 0% of our total revenue, respectively. Our sales of other products accounted for approximately 3.2% and 2.8% of our total revenues for the six months ended June 30, 2025 and 2026, respectively.

The decline in revenue from our bicycle parts segment for the six months ended June 30, 2026, was a result of a business strategy of the Company to focus on the sales and marketing for the racket products in which the Company engaged several production subcontractors for producing unique rackets. To mitigate credit risk, eliminate low-margin price competition, and optimize working capital, management intentionally curtailed sales of legacy OEM bicycle components while reallocating capital toward increasing demand of racket products and localized automated manufacturing initiatives.

While having our main focus on development and sales of key structural parts of bicycles and rackets in the past years, we would not limit ourselves to the existing scope of product. We intend to extend our product spectrum by launching new products, such as sporting goods for new sports such as paddles for racket sports and mast foils for surfing, and further expand our production on relatively new existing products that are emerging in the market, including key structural parts of electric bicycles, automobile and robotic arms, bicycle cranksets and other healthcare products, such as wheelchairs and senior walkers. To support this expanded portfolio, our planned automated assembly operations in Houston, Texas will focus on high-precision composite binding, monocoque airframe structures, and automated fiber placement to capture growing industrial and commercial demand.

Historically, our manufacturing operations were conducted through our former operating subsidiaries in PRC until April 2023, the disposition of our PRC Equity Investments. To complete a structured operational transition, we outsourced and entered into Third-Party supply agreements with multiple entities. Furthermore, in December 2025, we executed a complete financial write-off of all remaining carrying value, receivables, and balances associated with our legacy PRC investments and entities, reducing our net balance sheet exposure in PRC to $0. Pursuant to our announced strategic restructuring to exit direct self-owned manufacturing from China, we are transitioning away from PRC-based manufacturing reliance and re-shoring our core production footprint. Going forward, high-precision automated carbon fiber component assembly and UAV airframe manufacturing are being established at our facility in Houston, Texas.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our bicycle parts sales volume;
●	our ability to increase our rackets sales volume;
●	our ability to increase our other products sales volume;
●	our ability to enhance our operational efficiency;
●	our ability to research and develop new products; and
●	our access to capital and timing of ELOC/PIPE financing.

Results of Operations

Financial Results for the Six Months Ended June 30, 2026 and 2025

Operating revenues

The following table identifies the disaggregation of our revenue from continuing operations by reportable segments for the six months ended June 30, 2026 and 2025, respectively:

	For the six months ended June 30,				2026 vs 2025 Change
Segment	2026	%	2025	%	Change $	Change %
Bicycle frames	$528,621	7.8	$2,794,866	26.4	(2,266,245)	(81.1)
Racket	6,053,369	89.4	5,675,462	53.6	377,907	6.7
Crank	12,906	0.2	256,895	2.4	(243,989)	(95.0)
Service provision	-	-	1,780,000	16.8	(1,780,000)	(100)
Others	172,695	2.6	81,612	0.8	91,083	111.6
Total	$6,767,591	100	$10,588,835	100	(3,821,244)	(36.1)

Our operating revenue decreased by $3,821,244, or 36.1%, from $10,588,835 for the six months ended June 30, 2025 to $6,767,591 for the six months ended June 30, 2026. The decrease was primarily attributable to lower sales of bicycle frames and cranks and a reduction in service revenue following the expiry of two service contracts in December 2025. These decreases were partially offset by increase in number of sales order from racket sales and sales of other products.

Revenue from sales of bicycle frames decreased by $2,266,245, or 81.1%, from $2,794,866 for the six months ended June 30, 2025 to $528,621 for the six months ended June 30, 2026. The decrease reflected our strategic reduction of legacy OEM bicycle component sales as part of its transition toward higher-demand products and improved working capital management, together with lower customer demand, which reduced sales volumes. Bicycle frames accounted for 7.8% of total revenue in the current period, compared with 26.4% in the corresponding period in 2025.

Revenue from sales of racket increased by $377,907, or 6.7%, from $5,675,462 for the six months ended June 30, 2025 to $6,053,369 for the six months ended June 30, 2026, reflecting the continued expansion of our racket trading business, supported by the reallocation of capital toward higher-demand racket products. Rackets accounted for 89.4% of total revenue in the current period, compared with 53.60% in the corresponding period in 2025. Revenue from Heyuan Taiji Composite Materials Co., Ltd., who placed most of orders to the Company as long-term cooperation, was $5,971,664, representing 98.7% of racket revenue and 88.2% of total revenue in the current period.

Revenue from sales of crank decreased by $243,989, or 95.0%, from $256,895 for the six months ended June 30, 2025 to $12,906 for the six months ended June 30, 2026, primarily due to lower customer demand, which led to reduced sales volume during the period.

Revenue from service provision decreased by $1,780,000, or 100%, from $1,780,000 to $0. The decrease was attributable to the expiry of two service contracts in December 2025. Service provision accounted for 0% of total revenue in the current period, compared with 16.8% in the corresponding period in 2025.

As a result of these changes, our revenue mix became more concentrated in racket products, while the contribution from bicycle frames and revenue from services provision decreased significantly.

Cost of revenue

Cost of revenue decreased by $1,935,118, or 30.0%, from $7,740,725 for the six months ended June 30, 2025 to $5,805,607 for the six months ended June 30, 2026. Cost of revenue represented 85.8% of operating revenue for the six months ended June 30, 2026, compared with 73.1% for the corresponding period in 2025. Cost of revenue mainly comprised of material costs, subcontracting costs and overhead directly attributable to sales. Cost of revenue decreased primarily attributable to the decline in sales of volumes for bicycles due to the change in product focus to align with changing market trends and customers’ demand.

Gross profit

Our gross profit decreased by $1,886,126, or 66.2%, from $2,848,110 for the six months ended June 30, 2025 to $961,984 for the six months ended June 30, 2026. Gross profit margin decreased from 26.9% to 14.2%, a reduction of 12.7 percentage points based on unrounded margins. The decrease in gross profit was primarily attributable to the decline in our services provision, which historically generated higher gross profit margins.

Operating expenses

Our operating expenses primarily consist of (i) selling expenses; (ii) administrative expenses and (iii) research and development expenses. Our administrative expenses increased by approximately $916,175 from approximately $1,620,373 for the six months ended June 30, 2025 to $2,536,548 for the six months ended June 30, 2026. Such increase was primarily attributable to higher employee benefit expenses, particularly share-based compensation to management team, and professional service fees, partially offset by decrease in other administrative expenses and decrease in selling expenses were mainly due to decrease in bonus paid the salesperson due to decrease in sales and reduction in the promotion of products during the current period and decrease in research and development expenses which was mainly due to demand for the specialization of products was decrease as compared to prior period while new products were developed in prior period.

Non-operating income and expenses

Our non-operating income and expenses primarily consist of (i) other gains and losses; (ii) finance costs; (iii) interest income; and (iv) foreign exchange gains and losses. We recorded net non-operating income of $181,043 for the six months ended June 30, 2026, compared with net non-operating expenses of $(138,922) for the corresponding period in 2025. This improvement was primarily attributable to gains recognized from the settlement and clearance of certain outstanding payable and decrease in the finance costs arose from bank loan.

(Loss) profit after income tax

Our loss after income tax for the six months ended June 30, 2026 was $(1,567,791), compared with a profit after income tax of $5,237 for the corresponding period in 2025. The change was primarily attributable to recognition of share-based compensation expense of approximately $1.1 million, which resulted in higher administrative expenses.

Exchange differences on translation of foreign operations

We recorded an exchange gain on translation of foreign operations of $39,300 for the six months ended June 30, 2026, compared with exchange loss on translation of foreign operations of $(78,120) for the corresponding period in 2025. This improvement was due to favorable exchange rate movement arising from the translation of our foreign operations into our presentation currency, U.S. dollar.

We do not currently engage in currency hedging activities in order to reduce our currency exposure.

Total comprehensive loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2026 was $(1,528,491), comprising loss after income tax of $(1,567,791) and exchange gains on translation of foreign operations of $39,300, compared with total comprehensive loss of $(72,883) for the corresponding period in 2025.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks. As of June 30, 2026, we had outstanding short-term bank loans of $2,579,175 and long-term bank loans, including the current portion, of $4,926,588, compared with $2,741,552 and $1,652,258, respectively, as of December 31, 2025. Short-term loans from a related party decreased from $8,249,052 as of December 31, 2025 to nil as of June 30, 2026.

As of June 30, 2026, we had cash and cash equivalents of $595,013 and working capital of $1,760,286, compared with cash and cash equivalents of $97,669 and a working capital deficit of $7,293,503 as of December 31, 2025. The improvement in working capital primarily reflected the reduction in short-term related-party loans and an increase in accounts receivable, partially offset by increases in accounts payable and other current liabilities.

As of June 30, 2026, we had unused bank credit facilities of $6,067,248. For the six months ended June 30, 2026, we recorded loss after income tax of $1,567,791 and net cash used in operating activities of $829,790.

On June 1, 2022, we entered into a contract to acquire a building, including land, in Taichung, Taiwan for use as our new headquarters. The total consideration was subsequently revised to NT$120,000,000. We paid NT$24,000,000 before March 2026 and completed the acquisition in March 2026, with the remaining consideration of NT$96,000,000 settled through a mortgage loan. The title transfer of the property was completed in March 2026.

If the orders from our customers are cancelled in the near future, it may have negative impact on our liquidity and we may be required to raise additional funds from bank financing or issuance of equity to fund our operations. As of June 30, 2026, we had the lines of credit that would expire within one year and beyond one year. The breakdown of the unused lines of credit from bank loans as of June 30, 2026 is as follows:

	As of	As of
	June 30, 2026	December 31, 2025
Floating rate:
Expiring within one year	$2,171,226	$6,610,518
Expiring beyond one year	3,896,022	3,721,667
	$6,067,248	$10,332,185

Cash Flows

For the Six Months Ended June 30, 2026 and 2025

The following table summarizes our cash flows for the periods indicated:

	For the Six Months ended June 30,
	2026	2025
	USD	USD
Net cash flows used in operating activities	$(829,790)	$(1,402,279)
Net cash flows used in investing activities	$(3,462,130)	$(2,741,602)
Net cash flows from financing activities	$4,339,031	$4,482,890
Effect of foreign exchange rate changes	$450,233	$(78,120)
Net increase in cash	$497,344	$260,889
Cash and cash equivalents at beginning of period	$97,669	$649,106
Cash and cash equivalents at end of period	$595,013	$909,995

Operating Activities

Net cash used in operating activities was $(829,700)   for the six months ended June 30, 2026, primarily derived from loss before tax of $1,768,078, adjusted mainly by (a) the share-based payment of $1,134,787; and changes in operating assets and liabilities: (i) the increase in accounts receivable of $1,850,731 due to increase in revenue close to period end; (ii) increase in accounts payable of $1,215,841 due to additional outsourced production outweigh the settlement during the period; and (iii) increase in other current liabilities of $1,087,518 due to advances from a third party for project development purpose.

Net cash used in operating activities was $(1,402,279)   for the six months ended June 30, 2025, primarily derived from profit before tax of $14,657, adjusted mainly by (a) the increase in accounts receivable of $6,687,451 due to the increase in revenue close to period end; and (b) the increase in accounts payable of $5,571,251 due to additional outsourced production outweigh the settlement during the period.

Investing Activities

For the six months ended June 30, 2026, net cash used in investing activities was $(3,462,130), mainly for acquisition of property, plant and equipment of $3,413,023 mainly comprising land and office as headquarter in Taichung, Taiwan.

For the six months ended June 30, 2025, net cash used in investing activities was $(2,741,602), mainly for advances to equity investments of $2,110,639.

Financing Activities

For the six months ended June 30, 2026, net cash from financing activities was $4,339,031, which mainly consisted of (i) net advance from long-term bank loans of $2,597,806; and net advance from the director of $1,660,045.

For the six months ended June 30, 2025, net cash from financing activities was $4,482,890, which mainly consisted of net increase in short-term bank loans of $4,173,394.

Off-balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

We prepare our financial statements in accordance with generally accepted accounting principles of the International Financial Reporting Standards (“IFRS”). IFRS represents a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

When reading our unaudited interim condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) property, plant and equipment; and (iii) extinguishment of financial liabilities with equity instruments (Shareholder Transactions).

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our services do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Our operating transactions and assets and liabilities are mainly denominated in TWD. The value of TWD against the U.S. dollar and other currencies is affected by, among other things, changes in Taiwan’s political and economic conditions and Taiwan’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Recently Issued Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company unaudited interim condensed consolidated financial statements.